UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023
Commission File Number: 001-41641

SATIXFY COMMUNICATIONS LTD.
 (Translation of registrant’s name into English)

12 Hamada Street, Rechovot 670315
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

EXPLANATORY NOTE

On November 30, 2023, SatixFy Communications Ltd. (the “Company”) issued a press release announcing the Company’s financial results for the nine month period ended September 30, 2023. A copy of the press release is furnished herewith as Exhibit 99.1.

In addition, on the same day, the Company issued unaudited interim condensed consolidated financial statements as of September 30, 2023, furnished herewith as Exhibit 99.2.

Attached hereto and incorporated by reference herein are the following exhibits:

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Registrant's press release entitled “SatixFy Announces Nine Months 2023 Results”
99.2	Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2023

This 6-K (excluding the two paragraphs immediately preceding the heading “2023 Results for the Nine Months Ended September 30, 2023” in Exhibit 99.1) is hereby incorporated by reference into the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on October 25, 2022 (Registration No. 333-268005), its Registration Statements on Form F-1/A filed with the Securities and Exchange Commission on May 11, 2023 (File No. 333-268835) and January 19, 2023 (File No. 333-268510) and its Registration Statement on Form F-4/A filed with the Securities and Exchange Commission on September 21, 2022 (File No. 333-267015).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SatixFy Communications Ltd. By: /s/ Oren Harari Oren Harari Interim Chief Financial Officer

November 30, 2023